Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC ANNOUNCES ITS INCLUSION IN THE
NEW NASDAQ GLOBAL SELECT MARKET
- The Market with the Highest Initial Listing Standards in the World -
United States — 06/28/06, Singapore — 06/28/06 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced its inclusion in the new NASDAQ Global Select Market. The NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements. Prior to the change, the company had been listed on the NASDAQ National Market.
Beginning July 3, NASDAQ-listed companies will be classified under three listing tiers — NASDAQ Global Select Market, NASDAQ Global Market, and NASDAQ Capital Market. NASDAQ also plans to launch indexes based on these new tiers.
Tan Lay Koon, President and Chief Executive Officer, STATS ChipPAC, “Achieving the NASDAQ Global Select market designation is the latest acknowledgement of STATS ChipPAC’s global leadership, our support of the world’s most prestigious and innovative customers, and our commitment to our investors.”
“STATS ChipPAC is an example of an industry leader that has achieved superior listing standards, which clearly defines the essence of the NASDAQ Global Select Market,” said Bruce Aust, Executive Vice President, Corporate Client Group. “NASDAQ is focused on leading a race to the top in terms of listing qualifications. In recognizing these companies, we are highlighting their achievement in meeting the requirements to be included in the market with the highest listing standards in the world,” added Mr. Aust.
NASDAQ announced the new three tier listing classification in February 2006. All three market tiers will maintain rigorous listing and corporate governance standards. For additional information about the NASDAQ Global Select Market, please go to: www.nasdaq.com/GlobalSelect.
About NASDAQ
NASDAQ is the largest U.S. electronic stock market. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks. For more information about NASDAQ, visit www.nasdaq.com or the NASDAQ Newsroom at http://www.nasdaq.com/newsroom/.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Singapore Contact:
Lee Ching Ching
Senior Investor Relations Manager
Tel: (65) 6824 7705, Fax: (65) 6720 7826
email: chingching.lee@statschippac.com
US Contacts:

Drew Davies Director, Investor Relations Tel: (408) 586 0608, Fax: (408) 586 0652 email: drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel: (208) 939 3104, Fax: (208) 939 4817 email: lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel: (646) 536 7006 email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059